Beta Music Group, Inc.
7100 Biscayne Blvd.
Miami, FL 33138

June 23,  2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:   Paul Fischer

RE:          Beta Music Group, Inc.
Form 10-K for the year ended December 31, 2013
Filed:  April 14,2014
Form 10-Q for the period ended March 31, 2014
Filed March 31, 2014
File No.  000-53729

Dear Ms. Drazen:

The following is filed in response to your comment letter dated   May 27, 2014:

Item 1. Description of business

1.With respect to Comment Number 1 and the nature and extent of the Company’s business:

We have revised throughout our Form 10-k and Form 10-Q to more clearly set forth what aspects of our business operations we have completed, the source of our revenues and our prospective business plan with respect to the exclusive license to use the digital media platform developed by Viewpon Holdings.

2. With respect to Comment Number 2 and the Company’s website:

The Company utilizes two webpage. The Company’s website is located at www.betamusicgroupinc.com.  Viewpon’s website is located at www.viepon.tv  Visitors to the website can evaluate the services offered.

The Market

3. With respect to Comment Number 3 and reference to industry analysis:

We have deleted this reference.

Growth Strategy

4. With respect to Comment Number 4 and our business operations:

Our initial business operations will focus on the Southeastern United States.  Further, we have updated the disclosures in our business discussion to more clearly identify the services offered and content available.

Effect of Environmental Laws

5. With respect to Comment Number 5 and environmental laws:

Please be advised that environmental laws do not affect our business.  .

Item 1A Risk Factors:

6. With respect to Comment Number 6 and the disclosure with respect to our short operating history:

We have addressed this issue in both our business and MD&A disclosure.  Specifically, we have disclosed that Viewpon’s digital media platform currently has   18,000 registered users.  We have been selectively contacting these users and offering them the opportunity to purchase video coupons.  As of December 31, 2013, have not generated any revenues as a result of our license to use Viewpon’s digital media platform.  We believe that it is too early to speculate on the revenues that can be generated from the digital media platform.

7. With respect to Comment Number 7 and third-party service providers:

We have the exclusive worldwide license to use and  promote our products on the Viewpon digital media platform.  We rely on this platform for almost all of our business activities including mapping functionality and software solutions. If  Viewpon experiences operational or financial difficulties, our business operations will be adversely impacted.  This will make it difficult for us to operate some aspects of our business, which could damage our reputation. If  Viewpon were to cease operations or fail to maintain its digital media platform, we will experience significant disruption in our business operations.

Item 5:  Market for the Registrant’s common equities , Related Stockholder Matters and Issuer Purchase of Equity Securities

8. With respect to Comment Number 8 and the sale of unregistered Securities:

The Company issued 43,444,865 shares of its common stock to the USAVE shareholders in connection with the execution of a share exchange agreement between the Company and the USAVE shareholders.  The Share Exchange Agreement was  executed October 31, 2013.

The Company issued 400,000 shares of common stock to Mark Teitelbaum, a non-affiliated third party in connection with the issuance of a $25,000 dated  November 6, 2013.

ITEM 7.  Management Description and Analysis of Financial Condition and Results of Operation

9. With respect to Comment Number 9 and the operations of Beta Auto.

All operations related to Beta Auto have been terminated.  We have disclosed this in the Form 10-K.

10. With respect to Comment Number 10 and its stage of development:

We do not believe the Company is a shell and have provided the Commission with our position in response to the Commission’s comment letter dated May 27, 2014 in connection with the filing of the Company’s Form 10.  The Company is no longer looking for acquisition candidates and this reference has been deleted.  The Company’s focus is the sale of products and services on the Company’s licensed digital media platform.

11.  With respect to Comment Number 11 and the Company’s operations:

We have disclosed that until such time as the Company generates sufficient revenues to hire additional employees, the Company will rely on third party providers such as software programmers, website designers and videographers to provide the services.

Results of Operations for the Fiscal Year Ended December 31, 2013

12.  With respect to Comment Number 12 and the source of our revenues:

We have disclosed that all revenues generated to date were for consulting services.

13. With respect to Comment Number 13 and the acquisition of EVG:

We have disclosed that: On November 4, 2013, the Company entered into a Stock Purchase Agreement with EVG Media, Inc. and its shareholders whereby  the Company acquired 100% of EVG’s common stock in exchange for the issuance of  500,000 restricted shares of Beta common stock.  Further,  James Ennis is both the president of Beta Music and EVG Media and a principal shareholder of EMG Media.

Item 15. Financial Statement Schedules

14.  With respect to Comment Number 14 and the filing of required exhibits;

We have included with this filing the following:

•	Articles of Incorporation
•	Bylaws
•	Identification of Subsidiaries
•	Executed Share Exchange Agreement with USAVE
•	Employment Agreement with Ennis

15.  With respect to Comment Number 15 and the treatment as a reverse merger

The shareholders of both Beta and EVG had agreed to the entire transaction prior to the October transaction. While the transaction was carried out in two steps, the parties had agreed to the final result prior to the October transaction therefore the 500,000 shares issued in November was accounted for as part of the total shares issued for the merger (14,211,676).

We relied on the accounting literature related to Reg S-X Rule 3-05.

Form 10-Q for the Period Ended March 31, 2014
16.  With respect to Comment Number 16 regarding the sale of unregistered securities:

We have disclosed the 300,000 shares of common stock were issued to AudioEye, Inc., an unaffiliated third party.  Further, that the Company relied on the exemptive provisions of Section 4(2) of the Securities Act of 1933, as amended.

The undersigned, on behalf of Beta Music Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,
/s/Jim Ennis
Jim Ennis, CEO